UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)


                                  ENEL S.p.A.
                                (Name of Issuer)


              Ordinary Shares, nominal value (euro) 1.00 Per Share
                         (Title of Class of Securities)


                                   29265W108
                                 (CUSIP Number)


                                October 27, 2004
               (Date of Event Which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    |_| Rule 13d-1(b)
    |_| Rule 13d-1(c)
    |X| Rule 13d-1(d)

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CUSIP No. 29265W108                                                 Page 2 of 5
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 1.   NAME OF REPORTING PERSON:

      The Republic of Italy, Ministry of Economy and Finance

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  |_|
                                                                       (b)  |X|
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 3.   SEC USE ONLY

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 4.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      The Republic of Italy
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                           5.   SOLE VOTING POWER
                                2,547,164,124 - 41.73%
       NUMBER OF          -----------------------------------------------------
         SHARES            6.   SHARED VOTING POWER
      BENEFICIALLY              - 0 -
        OWNED BY          -----------------------------------------------------
          EACH             7.   SOLE DISPOSITIVE POWER
       REPORTING                2,547,164,124 - 41.73%
         PERSON           -----------------------------------------------------
          WITH             8.   SHARED DISPOSITIVE POWER
                                - 0 -
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 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,547,164,124
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      41.73%
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12.   TYPE OF REPORTING PERSON

      OO
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Item 1(a).   Name of Issuer:

             ENEL S.p.A. ("ENEL")

Item 1(b).   Address of Issuer's Principal Executive Offices:

             Viale Regina Margherita, 137
             00198 Rome, Italy

Item 2(a).   Name of Person Filing:

             The Republic of Italy, Ministry of Economy and Finance

Item 2(b).   Address of Principal Business Office, or if None, Residence:

             Via XX Settembre, 97
             00187 Rome, Italy

Item 2(c).   Citizenship:

             The Republic of Italy

Item 2(d).   Title of Class of Securities:

             Ordinary Shares, nominal value (euro) 1.00 per share (the "Ordinary Shares")

Item 2(e).   CUSIP Number:

             29265W108

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [ ]     Broker or dealer registered under section 15 of the Act (15
             U.S.C. 78o).

(b)  [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ]     Insurance company as defined in section 3(a)(19) of the Act (15
             U.S.C. 78c).

(d)  [ ]     Investment company registered under section 8 of the Investment
             Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ]     An investment adviser in accordance with
              ss. 240.13d-1(b)(1)(ii)(E);

(f)  [ ]     An employee benefit plan or endowment fund in accordance with
             ss.240.13d-1(b)(1)(ii)(F);

(g)  [ ]     A parent holding company or control person in accordance with
             ss.240.13d-1(b)(1)(ii)(G);

(h)  [ ]     A savings associations as defined in Section 3(b) of the Federal
             Deposit Insurance Act (12 U.S.C. 1813);

(i)  [ ]     A church plan that is excluded from the definition of an
             investment company under section 3(c)(14) of the Investment
             Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ]     Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

(a)  Amount beneficially owned:

     2,547,164,124 Ordinary Shares

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(b)  Percent of class:

     41.73%

(c)  Number of shares as to which such person has:

     (i)     Sole power to vote or to direct the vote: 2,547,164,124

     (ii)    Shared power to vote or to direct the vote: - 0 -

     (iii)   Sole power to dispose or to direct the disposition of:
             2,547,164,124

     (iv)    Shared power to dispose or to direct the disposition of: - 0 -

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             On December 12, 2003, the Republic transferred 627,528,282 ordinary shares, representing 10.28% of the shares of ENEL as of the date hereof, to Cassa Depositi e Prestiti S.p.A. ("CDP"), a corporation that was wholly-owned by the Republic at that time, and which has been historically responsible for promoting local development and managing postal savings instruments.

             The number of ENEL shares reflected in this statement of beneficial ownership includes all the shares transferred to CDP on December 12, 2003. The filing of this statement, however, is not to be construed as an admission that the Republic is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 627,528,282 ordinary shares of ENEL transferred by the Republic to CDP. Also in December 2003, the Republic sold a 30% stake in CDP to 65 Italian banking foundations. As of the date hereof, the Republic retains a 70% shareholding in CDP, and accordingly, has the power to direct the receipt of its proportionate share of the proceeds from the sale of the shares of ENEL owned by CDP.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             Not applicable.

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               February 10, 2005

                               The Republic of Italy
                               Ministry of Economy and Finance


                               By: /s/ Dario Scannapieco
                                   --------------------------------------------
                                   Name:  Dott. Dario Scannapieco
                                   Title: Director General, Treasury Department